Exhibit 99.1
Gogoro to Hold Annual General Meeting on May 30, 2024

TAIPEI – March 6, 2024 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it will hold its 2024 Annual General Meeting of Shareholders (the “AGM”) at Building C, No. 225, Sec. 2, Chang'an E. Rd., Songshan Dist., Taipei City, Taiwan 105, on the 30th day of May 2024 at 9:30 AM Taipei time.

Holders of the Company’s ordinary shares listed in the register of members of the Company at the close of business on March 1, 2024 (Eastern Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place.

Copies of the Notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement and the Proxy Card are available on the Investor Relations section of the Company’s website at https://investor.gogoro.com and on the SEC's website at www.sec.gov.

About Gogoro
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles” and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements
This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements can be identified by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. The forward looking statements contained in this communication are subject to risks and uncertainties, including those more fully described in Gogoro's filings

Exhibit 99.1
with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2022, which was filed on March 31, 2023 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	ir@gogoro.com
+1 (206) 778-7245
jason.gordon@gogoro.com
2